Securities Act File No. 333-180165
Investment Company Act File No. 811-22677

As filed with the Securities and Exchange Commission on May 31, 2012

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-18F-1

NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1 UNDER UNDER THE INVESTMENT COMPANY ACT OF 1940.
AVENUE MUTUAL FUNDS TRUST

(Exact Name of Registrant)

NOTIFICATION OF ELECTION

The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940.  It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

SIGNATURE

Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the City of New York and the State of New York on the 31st day of May, 2012.

AVENUE MUTUAL FUNDS TRUST
		By:	/s/ Randolph Takian Randolph Takian Trustee, Chief Executive Officer and President (Principal Executive Officer)
Attest:	/s/ Ty Oyer Ty Oyer Secretary